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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            NU-WEST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            NU-WEST INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   67019H308
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                STEVEN W. GAMPP
                    VICE PRESIDENT, SECRETARY AND TREASURER
                            NU-WEST INDUSTRIES, INC.
                           8400 EAST PRENTICE AVENUE
                                   SUITE 1320
                           ENGLEWOOD, COLORADO 80111
                                 (303) 721-1396
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

          PAUL HILTON, ESQ.                    THOMAS A. RICHARDSON, ESQ.
        JOHN L. MCCABE, ESQ.                    HOLME ROBERTS & OWEN LLC
   DAVIS, GRAHAM & STUBBS, L.L.C.               1700 LINCOLN, SUITE 4100
 370 SEVENTEENTH STREET, SUITE 4700              DENVER, COLORADO 80203
       DENVER, COLORADO 80202                        (303) 861-7000
           (303) 892-9400

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Nu-West Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 8400 East Prentice Avenue, Suite 1320, Englewood, Colorado 80111. The title of the class of equity securities to which this statement relates is the Voting Common Stock, par value $.01 per share (the "Voting Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a cash tender offer by Agrium Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Agrium U.S. Inc., a Colorado corporation ("Agrium U.S."), a wholly owned subsidiary of Agrium Inc., a Canadian corporation (the "Parent"), described in a Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") on
Schedule 14D-1 (the "Schedule 14D-1"), dated August 16, 1995, to purchase all of the outstanding shares of Voting Common Stock and the Nonvoting Common Stock, par value $.01 per share (the "Nonvoting Common Stock" and, together with the Voting Common Stock, the "Shares"), of the Company, at a purchase price of $10.50 per Share (the "Offer Price") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which with the Offer to Purchase, together with any amendments or supplements, collectively constitute the "Offer"). Based on the information in the Offer to Purchase, the principal executive offices of the Parent and the Purchaser are located at 10333 Southport Road S.W., Suite 426, Calgary, Alberta, Canada T2W 3X6.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 9, 1995 (the "Merger Agreement") among the Purchaser, the Parent and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct, wholly-owned subsidiary of Agrium U.S. (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by the Company or any subsidiary of the Company, the Parent, the Purchaser, Agrium U.S. or any other subsidiary of the Parent, and Shares owned by stockholders who shall have properly exercised their appraisal rights under Delaware law) will be converted on the effective date of the Merger (the "Effective Date") into the right to receive the Offer Price in cash, without interest and less any required withholding taxes (the "Merger Consideration"). All other equity securities of the Company shall remain outstanding after the Effective Date, subject to their respective terms and conditions. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. Certain provisions of the Merger Agreement are described below in response to Item 3(b)(2).

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described in the "Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder" (the "Information Statement"), that is attached hereto as Annex II and incorporated herein by reference.

  Except as described in Annex II and as described in response to Item 3(b)(2) below, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Parent or the Purchaser.

  (b)(2) The following is a summary of certain provisions of the Merger Agreement and the other agreements described under "Other Arrangements" below, copies of which are filed as Exhibits hereto and are incorporated herein by reference in their entirety. This summary is qualified in its entirety by reference to such Exhibits.

THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof. See
Exhibit 1 to this Schedule 14D-9.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer conditioned upon a sufficient number of Shares being properly tendered and not withdrawn, which, when added together with any Shares owned by the Parent and any of its subsidiaries or which the Purchaser and the Parent have the right to acquire, will equal at least 60% of the Shares on a fully diluted basis. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not decrease the Merger Price, decrease the number of Shares being sought in the Offer, change the form of consideration payable in the Offer, add additional conditions to the Offer or make any other material change in the terms or conditions to the Offer. After the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Date, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of the Purchaser or the Parent (except pursuant to the Merger Agreement) or waiver of the Company's rights under the Merger Agreement, which amendment, termination, extension or waiver would adversely affect the stockholders, optionholders or employees of the Company, will also require the approval of a majority (or such higher percentage as is required under the By-laws of the Company) of the then serving directors, if any, who were directors as of August 9, 1995 (the "Continuing Directors").

  The Merger Agreement provides that upon the acquisition of Shares pursuant to the Offer, which, when added together with Shares owned by the Parent or any of its direct or indirect subsidiaries, equal at least a majority of the then outstanding shares of Voting Common Stock, the Company will fill any vacancies and increase the size of its Board as necessary to enable the Parent to designate at its option a majority of the Company's Board, and shall cause the Purchaser's designees to be so elected and shall mail promptly the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser shall be merged with and into the Company, which shall be the Surviving Corporation on the Effective Date. Pursuant to the Merger, (x) the Certificate of Incorporation of the Company will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law, and (y) the By-laws of the Company will be the By-laws of the Surviving Corporation until thereafter amended. The directors of the Purchaser on the Effective Date will become the directors of the Surviving Corporation until their respective successors are duly elected and qualified. The officers of the Company on the Effective Date will continue as the officers of the Surviving Corporation, to serve in accordance with the By-Laws thereof until their respective successors are duly elected and qualified. The Merger will have the effects set forth in the General Corporation Law of the State of Delaware (the "DGCL").

  Conversion of Shares. The Merger Agreement provides that each outstanding Share (other than Shares which are held by the Company as treasury shares, all authorized and unissued Shares and any Shares owned by the Purchaser, the Parent or any other direct or indirect subsidiary of the Parent and Shares held by stockholders who exercise their statutory dissenters' rights as described below) will be converted into the right to receive $10.50 net in cash or such higher amount per Share as may be paid to any holder of Shares pursuant to the Offer.

  The Merger Agreement provides that each issued and outstanding share of capital stock of the Purchaser shall be converted into one validly issued, fully paid and non-assessable share of Voting Common Stock of the Surviving Corporation.

  The Merger Agreement provides that any issued and outstanding shares of capital stock of the Company held by a Stockholder who has not voted in favor of nor consented to the Merger and who complies with all the provisions of the DGCL concerning the right of holders of such stock to dissent from the Merger and require appraisal of their shares (a "Dissenting Stockholder"), shall not be converted as described above but shall become, at the Effective Date, by virtue of the Merger and without any further action, the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL; provided, however, that Shares outstanding immediately prior to the Effective Date and held by a Dissenting Stockholder who shall, after the Effective Date, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted as of the Effective Date, into the right to receive the Merger Price. The Merger Agreement provides that the Company will not, without the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any demands by Dissenting Stockholders.

  Stockholders' Meeting. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of the holders of the Voting Shares as promptly as practicable after the expiration of the Offer to consider and vote upon the adoption of the Merger Agreement, if such stockholder approval is required by applicable law. The Company has agreed that in the Proxy Statement with respect to the meeting, the Company will, through its Board, recommend that the Company's stockholders adopt the Merger Agreement, if such vote is required, except to the extent that the Board of Directors will have withdrawn or modified its approval or recommendation of the Tender Offer or the Merger Agreement after determining that it has a duty in the proper discharge of its fiduciary responsibilities under applicable law to withdraw or modify such approval or recommendation. The Parent has agreed that at any stockholders' meeting, it will vote or cause all of the Shares acquired pursuant to the Offer or otherwise by Purchaser or any affiliate of Parent to be voted in favor of the Merger.

  Interim Operations of the Company. In the Merger Agreement, the Company has agreed that, except as expressly provided in the Merger Agreement or consented to in writing by the Parent or unless the failure to comply with any of the following covenants results from actions by the Board which are approved by a majority of the directors appointed by the Parent pursuant to the Merger Agreement, prior to the Effective Date, (i) the businesses of the Company and its subsidiaries will be conducted only in the ordinary and usual course of business and (ii) the Company will not (A) (1) increase the compensation payable to or to become payable to any director or executive officer, except for increases in salary or wages payable or to become payable in the ordinary course of business and consistent with past practice; (2) grant any severance or termination pay (other than pursuant to the normal severance policy of the Company or its subsidiaries as in effect on the date of the Merger Agreement) to, or enter into or amend any employment or severance agreement with, any director, officer or employee; (3) establish, adopt or enter into any new employee benefit plan or arrangement; or (4) except as may be required by applicable law and actions that are not inconsistent with the provisions of the Merger Agreement, amend, or take any other actions (other than the acceleration of vesting or waiving of performance criteria permitted pursuant to the employee benefit plans upon a change in control of the Company) with respect to, any of the Company's employee benefit plans; (B) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a subsidiary to the Company or another subsidiary; (C) (1) except as described in the Company Disclosure Schedule (as defined in the Merger Agreement), redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary), or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding stock options or warrants in accordance with their terms); (2) effect any reorganization or recapitalization; or (3) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock; (D) (1) except as described in the Company Disclosure Schedule, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except as permitted for the issuance of shares upon the exercise of stock options outstanding as of the date of this Agreement) other than the conversion of Voting Shares and Nonvoting Shares as provided in the Company's Certificate of Incorporation, the exercise of warrants or the exercise of options under the Company's stock option plans; or (2) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; (E) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business) in each case which are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole; (F) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions in the ordinary course of business and consistent with past practice; (G) adopt or propose to adopt any amendments to its charter or By-Laws which would alter the terms of its capital stock or would have an adverse impact on the consummation of the transactions contemplated by the Merger Agreement; (H) (1) change, in any material respect, any of its methods of accounting in effect at June 30, 1995, or (2) make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes (except where the amount of such settlements or controversies, individually or in the aggregate, would not have a Company Material Adverse Effect (as defined in the Merger Agreement)), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending June 30, 1994, except, in each case, as may be required by law or U.S. generally accepted accounting principles; (I) other than as permitted by the Harris Loan (as defined in the Merger Agreement), incur any material obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument; (J) enter into any material arrangement, agreement or contract with any third party (other than customers in the ordinary course of business) that provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or substantially less advantageous to the Company than arrangements, agreements or contracts existing on the date hereof unless such arrangement is entered into in the ordinary course of business; or (K) agree in writing or otherwise to do any of the foregoing.

  No Solicitation. In the Merger Agreement, the Company has agreed that the Company will not solicit, initiate or knowingly encourage any inquiries, discussions or negotiations with any person (other than the Purchaser or the Parent) concerning any Acquisition Proposal or solicit, initiate or knowingly encourage any effort or attempt by any other person to do, make or seek an Acquisition Proposal or, unless required in order for the Board to comply with its fiduciary responsibilities, with a view to pursuing an Acquisition Proposal with such person, engage in discussions or negotiations with or disclose any nonpublic information relating to the Company or any of its subsidiaries to such person or authorize or permit any of the officers, directors or employees of the Company or any of its subsidiaries or any investment banker, financial adviser, attorney, accountant or other representative retained by the Company or any of its subsidiaries to take any such action. The Company has agreed to immediately communicate to the Parent in writing the terms of any Acquisition Proposal which it may receive. As used in the Merger Agreement, "Acquisition Proposal" means any bona fide written proposal or offer from a third party (each an "Acquisition Proposal") relating to (i) the acquisition or purchase of all or substantially all of the assets of, or more than a 50% equity interest (including any Shares theretofore acquired) in the Company, (ii) a merger, consolidation or similar business combination with the Company or (iii) a tender or exchange offer for the Company conditioned on ownership of more than 50% of the outstanding Shares following such tender or exchange offer.

  Compensation and Benefits. Pursuant to the Merger Agreement, the Parent and the Surviving Corporation have agreed for a period of two years from the Effective Date, to honor in accordance with their terms the Company's employee benefit plans, in each case to the extent the same have been delivered or made available to the Purchaser for review, provided however that the Parent and the Purchaser may amend or terminate any such plan at any time after the Effective Date to the extent the amendment or termination is deemed to be necessary or appropriate to comply with the requirements of applicable law.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other things, its organization, authorization, capitalization, potential conflicts, inventory, insurance, intellectual property, financial statements, public filings, employee benefit plans, defaults, information in the Proxy Statement, compliance with laws, litigation, tax matters, real and personal property, environmental matters, consents and approvals, undisclosed liabilities and the absence of certain events. None of the representations and warranties in the Merger Agreement will survive the Effective Date of the Merger.

  Conditions to the Merger. Pursuant to the terms of the Merger Agreement, the obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Date of the following conditions: (i) the holders of the Voting Shares must have duly approved the Merger if required by applicable law; (ii) no preliminary or permanent injunction or other order by a court of competent jurisdiction which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable best efforts to have any such injunction lifted); (iii) no action shall have been taken nor shall any statute, rule or regulation have been enacted by the government of the United States or any state thereof that makes the consummation of the Offer or the Merger illegal in any material respect; and (iv) the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement must have expired or been terminated. The obligations of the Purchaser and the Parent to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions: (i) the representations and warranties of the Company set forth in the Merger Agreement must be true and correct in all material respects on the Effective Date (or on such other date specified in the Merger Agreement) with the same force and effect as though made on and as of such date, and the Purchaser and the Parent must have received a certificate to that effect from the Chief Executive Officer and the Treasurer of the Company; (ii) all of the covenants and agreements of the Company to be performed or complied with pursuant to the Merger Agreement prior to the Effective Date must have been duly performed and complied with in all material respects, and the Purchaser and the Parent must have received a certificate to that effect from the Chief Executive Officer and the Treasurer of the Company;
(iii) holders of no more than 400,000 Shares, in the aggregate, shall have filed with the Company a written objection to the Merger and made a written demand for payment of the fair value of his shares in the manner permitted by the DGCL; (iv) all of the Continuing Directors of the Company on the Effective Date must have resigned; (v) since the date of the Merger Agreement, there shall have been no Company Material Adverse Effect (provided, however, that certain IRS Notices of Proposed Adjustment will not be considered a Company Material Adverse Effect); and (vi) other than taxes duly paid, withheld or reserved for by the Company, no taxes shall be payable, or reasonably expected by the Company to be payable, with respect to items or periods covered by the returns and reports referred to in the Merger Agreement (whether or not shown on or reportable on such returns or reports or with respect to any period prior to the Effective Date), other than any such taxes which would not have a Company Material Adverse Effect. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions: (i) the representations and warranties of the Purchaser and the Parent set forth in the Merger Agreement shall be true and correct in all material respects on the Effective Date (or on such other date specified in the Merger Agreement) with the same force and effect as though made on and as of such date, and the Company shall have received certificates to that effect from the Chief Executive Officer and the Treasurer of the Parent and the President of the Purchaser; (ii) all of the covenants and agreements of the Purchaser and the Parent to be performed or complied with pursuant to the Merger Agreement prior to the Effective Date shall have been duly performed and complied with in all material respects, and the Company shall have received certificates to that effect from the Chief Executive Officer and the Treasurer of the Parent and the President of the Purchaser.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of the Company, if required, (i) by mutual consent of the Parent and the Board; (ii) by the Parent or the Company if the Merger shall not have been consummated on or before December 15, 1995, which date may be extended by mutual agreement of the boards of directors of the Company and the Parent; (iii) by the Company if, prior to the Effective Date, the Company, its Board or its stockholders shall receive an Acquisition Proposal and the Board determines that it has a duty in the proper discharge of its fiduciary responsibilities under applicable law to consider such other proposal or offer, and then such Board either (A) accepts such proposal or offer, (B) recommends to the stockholders acceptance of such proposal or offer or (C) in the case of a tender or exchange offer, takes no position with respect thereto and all conditions (other than terminating the Merger Agreement) of such tender or exchange offer have been satisfied, in which event the Merger Agreement shall be terminated without any liability to the Company or the Company's Board as a result of such termination other than payment of the (U.S.)$4,000,000 fee as set forth below; (iv) by the Parent upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement or if any representation or warranty of the Company shall have become untrue and such breach or untruth shall have caused a Company Material Adverse Effect; (v) by the Company upon a breach of any material representation, warranty, covenant or agreement on the part of the Parent set forth in this Agreement or if any representation or warranty of the Parent shall have become untrue and such breach or untruth shall have caused a Parent Material Adverse Effect (as defined in the Merger Agreement). If the Merger Agreement is terminated pursuant to (iii) above, the Company shall pay to Parent (U.S.)$4,000,000 in cash. In the event of termination of the Merger Agreement by the Parent, the Purchaser or the Company other than pursuant to (iii) above, there shall be no liability under the Merger Agreement on the part of either the Company, the Parent or the Purchaser or their respective officers or directors, with certain exceptions as provided in the Merger Agreement including failure to convene the meeting of Stockholders to vote on the Merger, certain confidentiality provisions and a wilful breach of any representation, warranty, covenant or agreement of the Purchaser, the Parent or the Company contained in the Merger Agreement.

  Amendment. The Merger Agreement may be amended by the parties thereto, by action taken by the respective Boards of Directors of the Purchaser, the Parent and the Company, at any time before or after approval hereof by the stockholders of the Company, but, after any such approval, if required, no amendment shall be made which changes the Merger Price without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

  Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although the Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

  Delaware Law. The Board has approved the Merger Agreement and the transactions contemplated by it, including the Offer, the Merger Agreement and the Merger for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer and the Merger Agreement. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate of that stockholder) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which the stockholder became an interested stockholder, unless (i) prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to that date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, Section 203 of the DGCL does not apply to the Offer or the Merger.

OTHER ARRANGEMENTS

  Stock Options. As a result of the Offer, each holder of an outstanding option to purchase shares of the Company's Voting Common Stock under the Company's 1988 Employee Stock Option Plan, 1994 Employee Stock Incentive Plan and Nonemployee Director Stock Option Plan shall be entitled to exercise, subject to the consummation of the Offer, his or her options, in order to be able to tender such Shares in the Offer. In the event the Offer is not completed, such options will remain outstanding but unexercised. The Company has not received any indication from executive officers or directors as to whether they intend to exercise their options or tender their Shares into the Offer. In the event any director or executive officer conditionally tenders his or her options in the Offer, such executive officer or director of the Company will receive a net amount in settlement of such options as follows:

   NAME/TITLE                                                           AMOUNT
   ----------                                                          --------
   Craig D. Harlen.................................................... $476,696
    President, Chief Executive Officer and a Director
   Mark R. Sanders.................................................... $297,802
    Senior Vice President, Chief Financial Officer and a Director
   Cecil D. Andrus.................................................... $  8,334
    Director
   H. Alan Dahlbach................................................... $297,802
    Executive Vice President
   Steven W. Gampp.................................................... $297,802
    Vice President, Secretary and Treasurer
   John D. Yokley..................................................... $184,798
    Vice President--National Sales
   Larry C. Dearing................................................... $184,798
    Vice President--Regional Sales
   Don G. LaRue....................................................... $227,290
    Vice President--Operations
   Helen K. Smith..................................................... $143,040
    Corporate Controller and Assistant Secretary

  Employment and Compensation Agreements. On December 1, 1994, the Company entered into an employment agreement (the "Harlen Agreement") with Craig D. Harlen to serve as the Company's President and Chief Executive Officer. The Harlen Agreement provides for an annual base salary of $250,000 (which was increased to $257,500 effective July 1, 1995) and automatically renews for successive twelve month periods. The Harlen Agreement provides for severance compensation equal to one year's base salary in the event of a termination without cause, and severance compensation in the event of a termination by reason of a change in control of the Company equal to three times the sum of
(i) Mr. Harlen's base salary at the time of the change in control, plus (ii) the average of the performance bonus paid for the prior two fiscal years of the Company. In no event, however, shall such severance compensation exceed the amount that the Company may deduct for federal income tax purposes by virtue of Section 280G of the Internal Revenue Code of 1986, as amended, or any successor provision.

  On December 1, 1994, the Company entered into employment agreements with each of H. Alan Dahlbach, Mark R. Sanders, Steven W. Gampp, Larry C. Dearing and John D. Yokley. Each of these employment agreements provides for an annual base salary and for severance compensation in the event of termination without cause or by reason of a change in control, calculated in the same manner as described above with respect to the Harlen Agreement. Effective July 1, 1995, the employment agreements provide for annual base salaries in the aggregate amount for all individuals of $816,790 per year. The compensation paid to each of the employees under his employment agreement for the three fiscal years ended June 30, 1995 are listed in the Summary Compensation Table included in the Information Statement attached hereto as Annex II.

  The Harlen Agreement and each of the above described employment agreements provides for certain payments in the event of death or disability. Also, each such agreement contains non-competition and confidentiality provisions. For purposes of the above agreements, a change in control occurs (i) if a person other than the Company or Weiss, Peck & Greer, L.L.C. or its affiliates acquires 40% or more of the outstanding

Voting Common Stock, (ii) if any merger, share exchange, issuance of capital stock, tender offer or similar transaction results in the existing stockholders owning fewer than 50% of the outstanding Voting Common Stock after the transaction, (iii) upon a sale, lease or exchange of all or substantially all of the Company's assets other than a sale/leaseback or similar financing transaction or (iv) upon the adoption of a plan for the liquidation or dissolution of the Company. A termination by reason of a change in control of the Company includes constructive termination, as defined in the agreements, including, for example, resignation following a substantial change in duties, a reduction in salary or benefits, a relocation of the employee to an office other than his current office, an uncured material breach by the Company of the agreement or the failure of the executive and the Company or its successor to negotiate a mutually agreeable amendment to the current employment agreement or a new employment agreement within 90 days after the change in control of the Company. For further disclosure relating to these employment agreements, see Annex II.

  Compensation to Directors. The Company has agreed to pay Cecil D. Andrus an annual retainer of $35,000 for his services as a non-employee director of the Company during his current two-year term, which term ends in fiscal 1997. Pursuant to the Merger Agreement, Governor Andrus has agreed to resign as a director of the Company effective as of the Effective Date. The Company will honor its agreement with Governor Andrus by the payment of the unpaid balance of his retainer for the full two year term on or prior to the Effective Date. No other director receives compensation for services as a director, but all directors are reimbursed for travel and other expenses directly related to their activities as directors. The Company also has a Company Non-Employee Director Stock Option Plan, of which Governor Andrus is the sole participant. See Annex II.

  Confidentiality Agreement. The Parent and the Company entered into a Confidentiality Agreement, dated as of February 1, 1995 (the "Confidentiality Agreement"), pursuant to which the Parent and its Representatives (as defined in the Confidentiality Agreement) agreed to keep confidential certain business and/or technical information of the Company to be furnished to them in connection with the evaluation of a possible business combination or other transaction. The Confidentiality Agreement also provides, among other things, that, without the prior written consent of the Company, for a period of one year neither the Parent nor its affiliates or agents will attempt to employ any person who is at the time an employee of the Company.

  In addition, the Confidentiality Agreement provides that, for a period of eighteen months, neither the Purchaser nor its affiliates will (or will assist or encourage others to), without the prior written consent of the Company, (i) acquire or agree to acquire, offer, seek or propose to acquire, or cause to be acquired, ownership of any of the Company's assets or business or any voting or debt securities or preferred stock issued by the Company or any rights or options to acquire such ownership; (ii) seek or propose to influence or control management or policies of the Company or to obtain representation on the Company's Board of Directors, solicit or participate in the solicitation of any proxies or consents with respect to any securities of the Company or make any public announcement with respect to any of the foregoing; (iii) seek to negotiate or influence the terms and conditions of employment of employees of the Company; or (iv) enter into any discussions, negotiations, arrangements or understandings with any third parties with respect to any of the foregoing.

  Irrevocable Proxies. WPG Corporate Development Associates III (Overseas), Ltd., Weiss, Peck & Greer Venture Associates, L.P. Liquidating Trust U/T/A dated December 30, 1994, WPG Corporate Development Associates III, L.P. and WPG Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993 (the "Committing Stockholders" or the "WPG Affiliates") have agreed to tender the 4,614,281 Shares owned by them in the Offer and have appointed employees of the Parent as proxies and attorneys-in-fact (with full power of substitution) (i) to call a special meeting of stockholders of the Company to consider the Merger and (ii) to vote (or, at their discretion, execute a written consent with respect to) with or without the other, all the voting securities of the Company owned by them ("Covered Shares") (A) in favor of the Merger and adoption of the Merger Agreement and (B) against any business combination proposal or other matter that may interfere or be inconsistent with the Merger or the Merger Agreement (including, without limitation, any Acquisition Proposal (as defined above in Item 3(b)(2) under "No Solicitation")), at any meeting of stockholders of the Company (or consent in lieu thereof) and any adjournment or adjournments thereof. The Committing Stockholders have agreed not to sell or otherwise transfer or dispose of any of the Covered Shares unless the following conditions are met: (i) prior written notice of the Irrevocable Proxies is given to the transferee and the transferee agrees that the shares transferred will remain subject to the Irrevocable Proxies and, in connection therewith, executes and delivers to the Parent a proxy covering such shares in form and substance satisfactory to the Parent, which proxy shall be in substantially the form of the Irrevocable Proxies or (ii) the transfer is to the Parent or its designee pursuant to the Offer. The Irrevocable Proxies will terminate automatically on the earliest to occur of (i) the Effective Date, (ii) termination of the Merger Agreement pursuant to Section 9.1 thereof (including a termination by the Company upon a determination by its Board of Directors that it has a duty in the proper discharge of its fiduciary responsibilities to accept, recommend or take no position with respect to an Acquisition Proposal) or (iii) amendment of the Merger Agreement with respect to the Offer Price to be received upon consummation of the Merger or the Offer. Peter B. Pfister and Wesley W. Lang are currently directors of the Company and are also principals of Weiss, Peck & Greer, L.L.C. See "Compensation Committee Interlocks and Insider Participation" in the Information Statement attached hereto as Annex II.

  Directors' and Officers' Indemnification. Pursuant to the Merger Agreement, the Company must indemnify and hold harmless, and after the Effective Date, the Parent and the Surviving Corporation must indemnify and hold harmless, each present employee, agent, director or officer of the Company and the Company's subsidiaries (the "Indemnified Parties") (a) with respect to any losses, claims, damages, liabilities, costs and expenses, including reasonable attorneys' and expert witness fees, arising out of or pertaining to any action or omission occurring prior to the Effective Date (including any which arise out of or pertain to the transactions contemplated by the Merger Agreement) and (b) as provided in their respective charters or by-laws in effect at the date hereof (to the extent consistent with applicable law), which provisions will survive the Merger and will continue in full force and effect for a period of not less than five years from the Effective Date. In the event any claim or claims (a "Claim or Claims") are asserted or made pursuant to the preceding sentence within such five-year period, all rights to indemnification in respect of any such Claim or Claims shall continue until disposition of any and all such Claims. In the event that a claim is asserted against any Indemnified Party with respect to any matter to which the indemnities contained in this section relate, the Indemnified Party shall give prompt written notice to the Surviving Corporation setting forth in reasonable detail the basis for such claim for indemnification. The Surviving Corporation has the right, at its election, to take over the defense or settlement of such claim at its own expense by giving prompt notice to that effect to the Indemnified Party. If the Surviving Corporation has assumed the defense of any Claim, the Surviving Corporation is authorized to consent to a settlement of, or the entry of any judgment arising from, any such Claim, without the prior written consent of the Indemnified Party; provided, however, that a condition to any such settlement will be a complete release of the Indemnified Party with respect to such Claim. If the Surviving Corporation does not, within thirty days after receipt of the Indemnified Party's notice of Claim, (x) give such notice to take over the defense of such Claim and proceed to defend the Claim or (y) object to such Claim in writing to the Indemnified Party, then the Indemnified Party will have the right to undertake the defense of such Claim and the Surviving Corporation will pay to the Indemnified Party the reasonable fees and expenses of its counsel. The Surviving Corporation will not be liable for any settlement effected without its consent, which consent will not be unreasonably withheld. The Indemnified Party will at all times have the right, at its option and expense, to participate fully in, but not to control, any such defense. Without limiting the foregoing, the Company and, after the Effective Date, the Surviving Corporation, to the extent permitted by applicable law, will periodically advance reasonable expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided the person to whom the expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In the event that within five years from the Effective Date the Surviving Corporation consolidates or merges with or into any other person or transfers all or substantially all of its assets to any person and such person surviving such consolidation or merger or to which such assets have been transferred is not a Delaware corporation, the Surviving Corporation will enter into an agreement pursuant to which such person must agree to provide indemnification substantially equivalent to that required of the Company hereunder.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  A. RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to and in the best interests of the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  B. BACKGROUND; REASONS FOR THE RECOMMENDATION.

  In the Spring of 1994, following the completion of the recapitalization of the Company in November 1993 and with fertilizer prices and demand steadily improving, the Board of Directors of the Company began exploring alternatives to enhance long-term stockholder value. On November 14, 1994, the Board of Directors held a meeting, at which representatives of Kidder, Peabody & Co. Incorporated ("Kidder, Peabody") were present, to discuss such alternatives, including strategic relationships with other fertilizer producers, the sale or merger of the Company, the formation of a joint venture or the continuation of the Company as a stand-alone entity. The Board of Directors of the Company, with the assistance of representatives of Kidder, Peabody, discussed the possible process and timing for contacting potential acquirors.

  In December 1994, following the announcement of the sale of certain assets of Kidder, Peabody and its affiliates to the parent company of PaineWebber Incorporated ("PaineWebber"), the Board of Directors of the Company informed PaineWebber that it intended to engage PaineWebber as its exclusive financial advisor. PaineWebber was so engaged by letter agreement dated as of January 11, 1995.

  From mid-December 1994 through March 1995, pursuant to authorizations by the Company, representatives of PaineWebber contacted twelve parties (including the Parent) with respect to a possible business combination with the Company.

  In mid-December 1994, representatives of the Parent received a telephone call from representatives of PaineWebber, acting on behalf of the Company, inquiring whether the Parent would have an interest in some form of business combination with the Company. Later that month, the Parent was provided with certain non-confidential information on the Company. In January 1995, representatives of the Parent and PaineWebber had several telephone discussions concerning the Parent's interest in potentially acquiring the Company. The Parent and the Company entered into the Confidentiality Agreement effective February 1, 1995. See "Other Arrangements" above.

  On February 21, 1995, representatives of the Parent met in Denver with representatives of the Company and PaineWebber and received a formal presentation from senior management of the Company with respect to the Company.

  On March 7, 1995, the Company publicly announced its decision to explore alternatives to enhance long-term stockholder value, as well as the engagement of PaineWebber as its exclusive financial advisor. Following this public announcement, PaineWebber received nine unsolicited inquiries regarding the Company. None of such inquiries resulted in due diligence reviews or negotiations following the initial inquiry.

  Throughout the period from mid-February through May, the Company provided detailed information to the Parent and the Parent conducted its assessment and valuation of the Company. The Board of Directors of the Parent was apprised of the potential acquisition at its regularly scheduled meeting on May 10, 1995. A plant and mine tour of the Company's facilities was attended by representatives of the Parent on May 23, 1995. Four other potential acquirors of the Company, who had also executed confidentiality agreements to facilitate further exploration of a possible acquisition of the Company, attended separate presentations by senior management of the Company. Three of such potential purchasers also attended separate plant and mine tours.

  In late May 1995, following these further due diligence investigations, three of the remaining four parties (including the Parent) continued to pursue the possible acquisition of the Company. Pursuant to the Board of Directors' instructions, PaineWebber invited these three potential acquirors (including the Parent) to submit, on or before June 12, 1995, written proposals with respect to the possible acquisition of the Company.

  On May 31, 1995, the Parent submitted an acquisition proposal to the Company conditioned upon, among other things, a commitment from WPG Affiliates to support the transaction. By its terms, the proposal required acceptance by the Company by the close of business on June 2, 1995 and would have prohibited further negotiations with third parties for a period of time. On June 2, 1995, the Executive Committee of the Board of Directors of the Company reviewed the Parent's offer and concluded that the proposal did not justify termination of the process of soliciting offers from the other interested parties and that any discussions regarding a commitment from the WPG Affiliates should be held directly with such WPG Affiliates. Following the June 2 meeting, PaineWebber informed the Parent of the decision of the Executive Committee of the Board of Directors and encouraged the Parent to submit a revised proposal.

  On June 12, 1995, the Company received a revised proposal from the Parent. After reviewing this proposal and a proposal from one other party, the Company concluded that they were both unacceptable, because of inadequacy of price and/or omissions of certain material terms, among other reasons. Accordingly, PaineWebber was instructed to continue to solicit proposals for the Company and to review other alternatives available to the Company to increase stockholder liquidity, including a secondary offering.

  On June 28, 1995, a representative of the Parent met with PaineWebber in New York to evaluate whether there was any basis for continued discussions between the parties.

  On July 5, 1995, a special meeting of the Executive Committee of the Board of Directors of the Parent was held to review the proposed acquisition and consider the various financial, strategic and legal matters as well as the status of negotiations.

  Following that meeting, on July 6, 1995, the Parent submitted a further proposal to the Company. Also in early July, the Company received a revised proposal from the other interested party. On July 12, 1995, PaineWebber, pursuant to instructions from the Company, advised the Parent that its proposal was not the most attractive alternative available to the Company and its stockholders, and the Parent was given an opportunity to present its best and final proposal. On July 14, 1995 the Parent submitted a revised proposal to acquire the Company pursuant to a one-step merger transaction at $10.55 per Share in cash. Also on July 14, 1995, the other potential acquiror submitted a revised proposal.

  On July 17, 1995, the Board of Directors held a meeting, at which representatives of PaineWebber were present, to review and compare the terms of the two pending proposals. At this meeting, the Board of Directors determined that the Parent's proposal appeared to represent the best alternative available to the Company and its stockholders, authorized PaineWebber to conduct discussions with representatives of the Parent in order to clarify certain terms of the Parent's proposal and, subject to obtaining such clarification, authorized an exclusive period for discussion with the Parent to permit the Parent to complete due diligence with respect to the Company and to negotiate a definitive agreement for the sale of the Company.

  On July 20, 1995, the other party submitted a further revised proposal, which the Company believed was substantially similar to such party's July 14, 1995 proposal. On July 24, 1995, the Company agreed to an exclusive period with the Parent, expiring on August 9, 1995, previously authorized by the Board of Directors of the Company.

  From July 24 through August 8, 1995, representatives of the Company and the Parent held numerous meetings in which the terms of the Merger Agreement were negotiated and due diligence was conducted. Separately, the Parent and representatives of the WPG Affiliates negotiated the terms of the Irrevocable Proxies pursuant to which the WPG Affiliates would support the transaction, subject to the right of the WPG Affiliates to terminate such support if the Company terminated the transaction with the Parent. As a result of further discussion regarding the Parent's due diligence review and the price and structure of the transaction, the Parent and the Company agreed to reduce the consideration to be paid in the acquisition transaction from $10.55 to $10.50 per share. In addition, the Company and the Parent agreed to alter the structure of the proposed acquisition from a one-step merger transaction to a two-step transaction involving a tender offer followed by a merger. The Company preferred the tender offer structure, which it believed would result in a higher present value to holders of Shares because of the earlier receipt of consideration for tendered Shares than would be expected in the one-step merger transaction.

  On the evening of August 8, 1995, the Board of Directors of the Company met to consider the final terms of the Merger Agreement. At this meeting, PaineWebber delivered its opinion to the Board of Directors to the effect that, as of such date, the $10.50 cash consideration proposed to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than stockholders that are affiliates of Weiss, Peck & Greer, L.L.C.). At this meeting, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement and resolved to recommend the Offer and the Merger to the Company's stockholders. See "Reasons for the Recommendation."

  On August 9, 1995, the respective Boards of Directors of the Parent and the Purchaser met, considered and each unanimously approved and adopted the Merger Agreement. The Parent, the Purchaser and the Company executed the Merger Agreement in the evening of August 9, 1995 and issued a joint press release announcing the transactions at 7:00 A.M. EDT on August 10, 1995. At the time of the execution of the Merger Agreement, the Irrevocable Proxies were executed in favor of the Purchaser by the parties thereto.

  REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD. In light of the Board of Directors' review of the Company's competitive position, the Company's financial history and current status, past and anticipated events in the fertilizer industry and the prospects for the Company as an independent entity, the Board of Directors determined that it would be in the best interests of the stockholders to approve the Merger Agreement.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender them pursuant to the Offer, the Board of Directors considered a number of factors including:

    (i) the opportunity to sell the Company at a time when the industry is experiencing its first period of strong fertilizer prices since 1989 at a price that reflects such strength, and the possibility that such strength will not be sustained;

    (ii) the recent trend toward consolidation among fertilizer producers;

    (iii) the risks to the Company and its stockholders of remaining independent in view of the Company's highly leveraged position, the volatile and cyclical nature of the fertilizer industry, the Company's dependence on a single type of fertilizer produced at a single facility, the Company's future capital needs, the Company's ability to compete in an increasingly global marketplace and the past and potential future effects on the Company of market downturns caused by weather, changes in government farm policies, political instability and other political considerations in foreign countries, supply and demand imbalances, currency fluctuations, changes in planted acreage, raw material costs and other uncontrollable and unpredictable forces;

    (iv) the presentation and opinion of PaineWebber at the August 8, 1995 meeting of the Board of Directors to the effect that, as of such date, the $10.50 cash consideration proposed to be received by the holders of the Company's Shares pursuant to the Offer and in the Merger was fair, from a financial point of view, to such holders (other than stockholders that are affiliates of Weiss, Peck & Greer, L.L.C.). A copy of the written opinion of PaineWebber, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by PaineWebber, is attached hereto as Annex I. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

    (v) the favorable price available to the Company's stockholders under the Merger Agreement compared to selling prices in other recent sale transactions in the fertilizer industry as measured by multiples of earnings and revenues;

    (vi) the historical market prices for the Voting Common Stock, including the fact that, although the proposed purchase price for the Voting Common Stock is less than recent Nasdaq National Market closing prices for the Voting Common Stock, such purchase price is in excess of the historical average trading prices of the Voting Common Stock over various periods preceding the announcement of the engagement of PaineWebber by the Company;

    (vii) the lack of liquidity in the market for the Voting Common Stock and the adverse consequences thereof for the Company and its stockholders;

    (viii) the stated intention of holders of 49.2% of the Shares (on a fully diluted basis) to tender into the Offer;

    (ix) the terms of the Merger Agreement, the Offer and the transactions contemplated thereby, including, among others, the right of the Company's Board of Directors to accept a proposal from another party and terminate the Offer and Merger Agreement, provided that the Parent would be entitled to a fee of $4.0 million in such event;

    (x) the availability of dissenters' rights of appraisal in the Merger;

    (xi) the financial strength of the Parent and the absence of any financing condition in the Offer; and

    (xii) the anticipated benefits of the Merger on the Company's employees and the community in which the Company operates.

  The Board of Directors did not assign relative weights to the above factors or determine that any factor was of specific importance relative to any other factor. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  PaineWebber has been retained by the Company to act as its exclusive financial advisor with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated January 11, 1995 between the Company and PaineWebber, the Company, as compensation for the services of PaineWebber (i) paid PaineWebber $100,000 on April 3, 1995, (ii) has agreed to pay PaineWebber a fee of $325,000 payable upon delivery of the fairness opinion and (iii) has agreed to pay an additional fee, less any fees paid pursuant to clauses (i) and (ii) above, based upon the aggregate value paid or otherwise assumed in connection with the Offer and the Merger. As of August 15, 1995, the additional fee is estimated to be approximately $1,500,000. The Company has also agreed to reimburse PaineWebber for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, in an amount not to exceed $75,000, and to indemnify PaineWebber against certain liabilities, including liabilities arising under federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) Although the Company does not know of any commitments to tender Shares in the Offer other than as described herein, the Company expects that, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's directors, executive officers, affiliates and subsidiaries who own Shares presently intend to tender such Shares to the Purchaser pursuant to the Offer. See Item 3 for information concerning the Irrevocable Proxies to the Purchaser by the Committing Stockholders, pursuant to which the Shares covered thereby would be tendered pursuant to the Offer or, if not so tendered, voted in favor of the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer or Merger which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present organization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer or the Merger that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Certain Litigation Relating to the Offer. Since the commencement of the Offer, three class action complaints have been filed in the Delaware Chancery Court on behalf of all persons who own Shares against the Company and certain of its directors. In the suits, filed as Civil Action Nos. 11468, 11469 and 14477, respectively, the plaintiffs have alleged, among other things, that the defendants have breached their fiduciary duties to holders of the Shares by, among other things, entering into an agreement with the Purchaser and failing to attempt to maximize shareholder value. Each suit seeks various remedies, including an injunction to prevent consummation of the transaction, and damages, costs and disbursements of the action.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
  -------
 Exhibit 1  Agreement and Plan of Merger, dated as of August 9, 1995, by and among Nu-West Industries, Inc., Agrium Inc. and Agrium Acquisition
            Corporation.
            Joint Press Release issued by Nu-West Industries, Inc. and Agrium

 Exhibit 2  Inc.
            Opinion of PaineWebber Incorporated, dated August 8, 1995. Filed

 Exhibit 3  herewith as Annex I.

 Exhibit 4  Irrevocable Proxies, dated August 9, 1995, from WPG Corporate
            Development Associates III (Overseas), Ltd., Weiss, Peck & Greer
            Venture Associates, L.P. Liquidating Trust, U/T/A dated December 30,
            1994, WPG Corporate Development Associates III, L.P. and WPG
            Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993.

 Exhibit 5  Letter to Stockholders of Nu-West Industries, Inc. dated August 16,
            1995.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Nu-West Industries, Inc.

                                                    /s/ Steven W. Gampp
                                          By___________________________________
                                            Name: Steven W. Gampp
                                            Title: Vice President, Secretary
                                            and Treasurer

Dated: August 16, 1995.

                                                                        ANNEX I

INVESTMENT BANKING DIVISION

PaineWebber Incorporated
1285 Avenue of the Americas
New York, NY 10019
212 713-2000
                                                                    PAINEWEBBER

                                                                 August 8, 1995

Board of Directors
Nu-West Industries, Inc.
3010 Conda Road
Soda Springs, ID 83276

Gentlemen:

  Nu-West Industries, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Agrium Inc. ("Agrium") and Agrium Acquisition Corporation, a wholly owned indirect subsidiary of Agrium ("Acquisition"). Pursuant to the Agreement: (i) Acquisition will make a tender offer (the "Offer") for all of the outstanding shares of voting and non-voting common stock, par value $.01 per share ("Common Stock") of the Company at $10.50 per share in cash (the "Consideration") and (ii) following completion of the Offer, each issued and outstanding share of Common Stock (other than shares owned by Agrium, Acquisition or any direct or indirect subsidiary of Agrium and shares held by parties perfecting dissenters' rights) will be converted in a merger (the "merger" and, together with the Offer, the "Transaction") solely into the right to receive the Consideration.

  You have asked us whether or not, in our opinion, the Consideration to be received in the Transaction by the holders of the Common Stock is fair, from a financial point of view, to such holders (other than holders that are affiliates of Weiss, Peck & Greer).

  In arriving at the opinion set forth below, we have among other things:

  (1) Reviewed, among other public information, the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended June 30, 1994 and the Company's Form 10-Q and the related unaudited financial information for the nine months ended March 31, 1995;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

  (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

  (4) Reviewed the historical market prices and trading activity for the voting Common Stock and compared such price and trading history with that of certain other publicly traded companies which we deemed relevant;

  (5) Compared the financial position and operating results of the Company with those of certain other publicly traded companies which we deemed relevant;

  (6) Reviewed the proposed financial terms of the Transaction and compared such terms with the financial terms of certain other business combinations which we deemed relevant;

  (7) Reviewed a draft of the Agreement in the form presented to the Board of Directors of the Company;

  (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate, including our assessment of general economic, market and monetary considerations.

  In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available or supplied or otherwise communicated to us by the Company and we have not independently verified such information. We have assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have not undertaken, and have not been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and have assumed that all material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's consolidated financial statements. In connection with our engagement, we were requested to and did solicit third party indications of interest in acquiring the Company. Our opinion is based upon the regulatory, economic, monetary and market conditions existing on the date hereof.

  Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any holder of Common Stock as to whether or not such holder should tender his or her shares pursuant to the Offer or approve the Merger. This opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies discussed by the Board of Directors of the Company.

  This opinion has been prepared solely for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 relating to the Offer.

  PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Transaction and will receive a fee upon delivery of this opinion and upon consummation of the Offer. We may provide financial advisory or other investment banking services to Weiss, Peck & Greer or its affiliates in the future.

  In the ordinary course of our business, we may actively trade the securities of the Company and Agrium for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Common Stock is fair, from a financial point of view, to such holders (other than shareholders that are affiliates of Weiss, Peck & Greer).

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED

                                                                       ANNEX II

                           NU-WEST INDUSTRIES, INC.

                                ---------------

                             INFORMATION STATEMENT

                                ---------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
            OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14F-1 THEREUNDER

                                ---------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
             NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                       NOT TO SEND THE COMPANY A PROXY.

  This Information Statement is being mailed on or about August 16, 1995 to holders of shares of voting common stock, $.01 par value (the "Voting Shares"), and non-voting common stock, $.01 par value (the "Non Voting Shares," and collectively with the Voting Shares, the "Common Stock" or the "Shares"), of Nu-West Industries, Inc., a Delaware corporation (the "Company"). This Information Statement is being furnished in connection with the possible designation by Agrium Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Agrium U.S. Inc., a Colorado corporation ("Agrium U.S."), a wholly owned subsidiary of Agrium Inc., a Canadian corporation (the "Parent"), pursuant to an Agreement and Plan of Merger dated as of August 9, 1995, by and among the Company, the Purchaser and the Parent (the "Merger Agreement"), of certain persons (the "Purchaser Designees") to be elected to the Board of Directors of the Company (the "Board") by means other than through a meeting of the Company's stockholders.

  Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated August 16, 1995. The terms and conditions of the Offer are set forth in the Offer to Purchase dated August 16, 1995 (the "Offer to Purchase") and related Letter of Transmittal, which are being mailed by the Purchaser to the holders of the Shares concurrently herewith. The Offer is subject to certain conditions, which are summarized in the Offer to Purchase, including the condition that there be a sufficient number of Shares properly tendered and not withdrawn that, when added together with any Shares owned by Parent and any of its subsidiaries and any Shares that the Parent and the Purchaser have the right to acquire, will equal at least 60% of the Shares on a fully-diluted basis. The Merger Agreement also provides, among other things, for the merger (the "Merger") of the Purchaser into the Company, with the Company surviving as a wholly owned subsidiary of Agrium U.S., as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to which this Annex II is attached.

  Upon acquisition of Shares pursuant to the Offer that, when added together with Shares owned by the Parent or any of its direct or indirect subsidiaries, equal at least a majority of the then outstanding Voting Shares, the Parent will be entitled to designate a number of individuals representing a majority of the Board to be elected to the Board without action by the holders of the Voting Shares. The Merger Agreement requires the Company to fill any vacancies on the Board and increase the size of the Board to enable the Purchaser Designees to be elected to the Board. The election of the Purchaser Designees to the Board would result in a change in control of the Company.

  No action is required by the holders of the Shares in connection with the election of the Purchaser Designees to the Company's Board of Directors. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the holders of the Shares of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  IF THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PARENT, THE PURCHASER OR THE COMPANY PRIOR TO THE ELECTION OF THE PURCHASER DESIGNEES, THE PURCHASER WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PURCHASER DESIGNEES ELECTED TO THE COMPANY'S BOARD OF DIRECTORS.

  The information contained in this Information Statement concerning the Parent, the Purchaser, Agrium U.S. and the Purchaser Designees has been furnished to the Company by the Parent, the Purchaser and Agrium U.S. The Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Parent, the Purchaser and Agrium U.S. are located at Suite 426, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

  The Company's Restated Certificate of Incorporation provides for a Board of Directors composed of not less than six nor more than nine persons. The Board is divided into three classes, with each class consisting, as nearly as possible, of one-third of the number of directors constituting the Board. Each class of directors serves three year staggered terms, which expire at the Annual Meetings during the fiscal years specified in the table below. The size of the Board is presently five, with one vacancy in Class III Directors.

CURRENT DIRECTORS OF THE COMPANY

  The following table sets forth certain information with respect to the current directors of the Company. There are no family relationships among any of the directors and executive officers of the Company.

                         DIRECTOR TERM WILL      POSITIONS WITH THE COMPANY AND BUSINESS
      NAME AND AGE        SINCE    EXPIRE         EXPERIENCE DURING THE PAST FIVE YEARS
      ------------       -------- ---------      ---------------------------------------
Craig D. Harlen, 46 ....   1987     1995    Mr. Harlen is the Chairman of the Board of
                                            Directors, President and Chief Executive Officer
                                            of the Company. Mr. Harlen joined the Company in
                                            1987 as a Director and Senior Vice President and
                                            General Manager of the Company's manufacturing
                                            operations located near Soda Springs, Idaho (the
                                            "Conda Plant"). Mr. Harlen was appointed President
                                            and Chief Executive Officer of the Company in June
                                            1989 and has served as Chairman of the Board since
                                            1994. From 1975 through 1987, Mr. Harlen held
                                            various positions with Beker Industries Corp.
                                            ("Beker"), including General Manager of its
                                            western phosphate operations for more than five
                                            years. Mr. Harlen is a member of the Executive
                                            Committee of the Board.
Wesley W. Lang, 38 .....   1988     1996    Mr. Lang is a Director of the Company. Mr. Lang is
                                            a principal of Weiss, Peck & Greer, L.L.C.
                                            ("WPG"), an investment management firm, which he
                                            joined in 1985. Mr. Lang became a Director of the
                                            Company in May 1988. Mr. Lang is also a director
                                            of Durakon Industries, Inc. Mr. Lang is a member
                                            of the Audit, Executive and Compensation
                                            Committees of the Board.
Mark R. Sanders, 45 ....   1991     1996    Mr. Sanders is a Director, Senior Vice President
                                            and Chief Financial Officer of the Company. Mr.
                                            Sanders joined the Company in 1987 as Controller
                                            for the Conda Plant, and was appointed Senior Vice
                                            President and Chief Financial Officer of the
                                            Company in June 1989. Mr. Sanders became a
                                            Director of the Company in 1991. From April 1981
                                            through June 1987, Mr. Sanders served as Plant
                                            Controller for Beker's western phosphate
                                            operations.
Peter B. Pfister, 35 ...   1994     1997    Mr. Pfister is a Director of the Company. Mr.
                                            Pfister is a principal of WPG, which he joined in
                                            1987. Prior to his association with WPG, Mr.
                                            Pfister was with Manufacturers Hanover Trust
                                            Company where he specialized in acquisition
                                            financing. Mr. Pfister became a Director of the
                                            Company in February 1994. Mr. Pfister is also a
                                            director of Empire of Carolina, Inc. Mr. Pfister
                                            is a member of the Audit, Executive and
                                            Compensation Committees of the Board.
Cecil D. Andrus, 63 ....   1995     1997    Governor Andrus is a Director of the Company.
                                            Governor Andrus was elected governor of Idaho four
                                            times--in 1970, 1974, 1986 and 1990. He served as
                                            Secretary of the Interior in the Carter
                                            Administration from 1977 to 1981. Governor Andrus
                                            became a Director of the Company in January 1995,
                                            and is a member of the Compensation Committee of
                                            the Board.

INFORMATION REGARDING DIRECTORS AND COMMITTEES

  During the twelve months ended June 30, 1995, the Company's Board of Directors held five meetings by conference call or in person and took two actions by written consent. All directors who were directors at the time of such meetings attended each of the meetings of the Board of Directors. The Board of Directors of the Company has established an Audit Committee, an Executive Committee and a Compensation Committee. There is no standing Nominating Committee to the Board of Directors of the Company.

  Audit Committee. The Audit Committee has the responsibility of making recommendations to the Board concerning the engagement of the Company's independent auditors, consulting with the auditors with regard to the results of the audit and the audit report, and conferring with the auditors with regard to the adequacy of internal accounting controls. During fiscal 1995, the Audit Committee was comprised of Messrs. Lang and Pfister, who are non-employee Directors of the Company. The Audit Committee met once in fiscal 1995, and each member of the Audit Committee attended such meeting.

  Executive Committee. The Executive Committee is authorized to act on most matters to be decided by the Board, with certain specific exceptions required by Delaware law. During fiscal 1995, the Executive Committee was comprised of Messrs. Harlen, Lang and Pfister. The Executive Committee met once in fiscal 1995, and each member of the Executive Committee attended such meeting.

  Compensation Committee. The Compensation Committee is authorized to determine the compensation and benefits to be paid to the Chief Executive Officer and, upon recommendation by the Chief Executive Officer, the other executive officers of the Company. The Compensation Committee also administers the Company's employee stock option plans. See "Executive Compensation--Stock Incentive Plans." The Compensation Committee was comprised of Messrs. Lang and Pfister and Governor Andrus, who are non-employee Directors of the Company. In fiscal 1995, the Compensation Committee met once, and each member of the Compensation Committee who was a member of the Compensation Committee at the time of such meeting attended such meeting.

EXECUTIVE OFFICERS OF THE COMPANY

  The following individuals currently serve as executive officers of the
Company:

      NAME                         AGE                  POSITION
      ----                         ---                  --------
   Craig D. Harlen................  46 Chairman of the Board of Directors,
                                       President and Chief Executive Officer
   H. Alan Dahlbach...............  50 Executive Vice President
   Mark R. Sanders................  46 Director, Senior Vice President and Chief
                                       Financial Officer
   Steven W. Gampp................  43 Vice President, Secretary and Treasurer
   Larry C. Dearing...............  52 Vice President--Regional Sales
   John D. Yokley.................  54 Vice President--National Sales
   Don G. LaRue...................  43 Vice President--Operations
   Helen K. Smith.................  44 Controller and Assistant Secretary

  Biographical information regarding Mr. Harlen and Mr. Sanders is set forth under the heading "Current Directors of the Company."

  Mr. Dahlbach joined the Company in September 1988 and is responsible for overseeing all of the Company's sales and marketing activities. From 1972 to 1986, Mr. Dahlbach held various positions with Gardinier, Inc., a major phosphate fertilizer mining and manufacturing firm based in Tampa, Florida. From March 1986 to September 1988, he was self-employed and engaged in a variety of private business ventures.

  Mr. Gampp joined the Company in February 1989 as Corporate Treasurer and was appointed Vice President, Secretary and Treasurer in June 1989. From 1983 until 1989, Mr. Gampp held various financial executive positions with Quinoco Petroleum, Inc., an oil and gas syndication, exploration and production company based in Denver, Colorado.

  Mr. Dearing joined the Company in July 1987, and is responsible for the regional sales activities of the Company. From 1978 to June 1986, Mr. Dearing held various positions at Beker, including Senior Vice President--Marketing. From November 1986 to June 1987, he was the Chief Executive Officer of an employee benefits consulting firm.

  Mr. Yokley joined the Company in August 1989, and is responsible for national account sales and raw materials procurement. From 1981 to September 1988, Mr. Yokley was Executive Vice President of Chemex, Inc., a commodities trading firm. From September 1988 to August 1989, he directed the marketing operations of Chemtran, a fertilizer joint venture with the Pillsbury Company.

  Mr. LaRue joined the Company in July 1987 as Production Manager for the Conda Plant and, in July 1989, was appointed the General Manager of those operations. In February 1994, Mr. LaRue was appointed Vice President-- Operations for the Company. From August 1986 through June 1987, he was Production Manager for Beker's western phosphate operations.

  Mrs. Smith joined the Company in August 1987 as General Accounting Manager, was appointed the Corporate Controller in July 1989, and assumed her current position in November 1991. Prior to her employment with the Company, Mrs. Smith was a Senior Accountant with Peat Marwick & Main.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES AND EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers to file with the Securities and Exchange Commission (the "Commission") and The National Association of Securities Dealers initial reports of ownership and reports of changes in ownership of the Company's securities. Copies of all such Section 16(a) reports are required to be furnished to the Company. These filing requirements also apply to beneficial owners of more than ten percent of the Company's Common Stock.

  To the Company's knowledge, based solely on a review of the copies of
Section 16(a) reports furnished to the Company and on representations from reporting persons that no other reports were required, during the fiscal year 1995 all reports required to be filed pursuant to Section 16(a) have been timely filed.

                    INDIVIDUALS DESIGNATED BY PURCHASER AS
                        PROSPECTIVE PURCHASER DESIGNEES

  The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the initial designees of the Purchaser to the Board after the consummation of the Offer. Unless otherwise indicated below, the address of each person is: Suite 426, 10333 Southport Road S.W., Calgary, Alberta Canada T2W 3X6.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
          NAME                         AND FIVE-YEAR EMPLOYMENT HISTORY
          ----                    ------------------------------------------
Dale W. Massie
 (U.S. citizen)......... Vice President, Marketing of the Parent and Agrium U.S.;
                         Director of Agrium U.S.
Dorothy E. A. Bower
 (U.S. and Canadian
 citizen)............... General Counsel and Corporate Secretary of the Parent and
                         Agrium U.S.; Director of Agrium U.S.; President, Secretary
                         and Director of the Purchaser

Larry A. Collins
 (Canadian citizen)..... Vice President, Business Development of the Parent and
                         Agrium U.S.

  None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  The Purchaser has informed the Company that each of the above individuals has consented to act as a director, if so designated by the Purchaser. Messrs. Lang, Pfister and Sanders will resign as Directors of the Company upon consummation of the Offer. It is expected that the Purchaser Designees will assume office at any time following the consummation of the Offer and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

               RELATIONSHIPS BETWEEN THE COMPANY AND AGRIUM U.S.

  The Company purchased approximately $4,083,000, $3,768,000 and $3,647,000 of anhydrous ammonia from the Parent and its affiliates and sold approximately $16,408,000, $13,877,000 and $14,755,000 of phosphate fertilizer products to the Parent and its affiliates during the fiscal years ended June 30, 1995, 1994 and 1993, respectively.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation earned by the Company's Chief Executive Officer and by the four other most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered during the fiscal years ended June 30, 1995, 1994 and 1993. All of the persons named below continue to serve as officers of the Company.

                                     ANNUAL COMPENSATION
                                    ----------------------
                                                            LONG-TERM
                                                           COMPENSATION
                             FISCAL  SALARY      BONUS       OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR  ($)(/1/) ($)(/1/)(/2/)   (#)(/3/)   COMPENSATION($)(/4/)
---------------------------  ------ -------- ------------- ------------ --------------------
Craig D. Harlen.........      1995  $250,000   $150,000       41,666          $12,732
 President and Chief Ex-      1994   250,000    235,000       39,080            8,533
 ecutive Officer
                              1993   200,000     50,000       25,000            7,893
H. Alan Dahlbach........      1995  $193,000   $ 95,000       16,666          $10,083
 Executive Vice Presi-
 dent                         1994   193,000    185,000       29,366            6,346
                              1993   178,500     40,000       20,000            6,299
Mark R. Sanders.........      1995  $160,000   $ 80,000       16,666          $ 8,908
 Senior Vice President
 and Chief                    1994   160,000    180,000       29,366            5,552
 Financial Officer            1993   145,002     40,000       20,000            5,286
John D. Yokley..........      1995  $154,000   $ 75,000       13,333          $ 8,955
 Vice President--Na-
 tional Sales                 1994   154,000     55,000       16,641            5,353
                              1993   142,942     30,000       11,000            4,947
Steven W. Gampp.........      1995  $143,000   $ 60,000       16,666          $ 8,361
 Vice President,
 Secretary and                1994   143,000    165,000       29,366            5,353
 Treasurer                    1993   132,000     40,000       20,000            4,947

(1) Amounts shown include cash compensation earned by the Named Executive Officer during the fiscal year listed, including amounts deferred at the election of those officers. Bonuses are paid in the fiscal year following the year in which they are earned.
(2) Amounts shown include payment in April 1994 of cash bonuses deferred from 1991 in the following amounts: Mr. Harlen--$135,000; Mr. Dahlbach-- $105,000; Mr. Sanders--$105,000; Mr. Gampp--$105,000.
(3) All of the Company's executive officers voluntarily surrendered their outstanding stock options granted in 1992 and 1993 for no consideration on November 2, 1993 in connection with a refinancing of substantially all of the Company's long-term debt (the "Recapitalization Plan"). No Stock Appreciation Rights ("SARs") were granted by the Company in fiscal 1995, and there are no outstanding SARs held by any employee or director of the Company. The number shown for each year represents the number of shares of Common Stock for which options were granted to the Named Executive Officer in that year, and reflect the 1:6 reverse stock split of the Company's Common Stock that occurred on December 9, 1994.
(4) Amounts shown are the matching contributions made by the Company to its Employee Retirement Savings Plan, a qualified Section 401(k) profit sharing plan, and the amount of premiums for term life insurance paid by the Company for the Named Executive Officers as follows:

                                    401(K)       LIFE
                                 CONTRIBUTIONS INSURANCE
                                 ------------- ---------
            Craig D. Harlen.....    $10,512     $2,220
            H. Alan Dahlbach....      8,369      1,714
            Mark R. Sanders.....      7,487      1,421
            John D. Yokley......      7,587      1,368
            Steven W. Gampp.....      7,091      1,270

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information concerning individual grants of stock options made to each of the Named Executive Officers during the fiscal year ended June 30, 1995:

                                                            POTENTIAL
                                                            REALIZABLE
                                                             VALUE OF
                                                             ASSUMED
                                                              ANNUAL
                          % OF TOTAL                         RATES OF
                           OPTIONS                            STOCK
                           GRANTED                            PRICE
                              TO                           APPRECIATION
                          EMPLOYEES                         FOR OPTION
                  OPTIONS     IN      EXERCISE                 TERM
                  GRANTED   FISCAL      PRICE    EXPIRATION ----------------------
      NAME          (#)   YEAR(/1/)  ($/SH)(/2/)    DATE     5%(/3/)    10%(/4/)
      ----        ------- ---------- ----------- ---------- ---------- -----------
Craig D. Harlen   41,666     16.0%     $6.375     11/22/04  $  166,872 $  423,535
H. Alan Dahlbach  16,666      6.9%     $6.375     11/22/04      66,747    169,410
Mark R. Sanders   16,666      6.9%     $6.375     11/22/04      66,747    169,410
John D. Yokley    13,333      5.1%     $6.375     11/22/04      53,399    135,530
Steven W. Gampp   16,666      6.9%     $6.375     11/22/04      66,747    169,410

(1) In fiscal 1995, the Company granted incentive stock options exercisable for an aggregate of 260,834 shares of Common Stock to 49 employees.
(2) The exercise price is 100% of the closing price of the Common Stock on the NASDAQ/National Market on November 22, 1994 (adjusted for the 1:6 reverse stock split in December 1994). All options shown in this table were granted on November 22, 1994. The options vest 40% on January 1, 1997, and 20% on each of January 1, 1998, 1999 and 2000.
(3) Assumes a price of $10.38 at the end of ten years.
(4) Assumes a price of $16.54 at the end of ten years.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

  Set forth in the table below is information concerning the value of stock options held as of June 30, 1995 by each of the Named Executive Officers:

                                                        VALUE OF
                      SHARES                           UNEXERCISED
                     ACQUIRED             NUMBER OF      IN-THE-
                        ON     VALUE     UNEXERCISED      MONEY
                     EXERCISE REALIZED   OPTIONS AT    OPTIONS AT
         NAME          (#)      ($)    FY END (#)(/1/) FY END(/1/)
   ----------------  -------- -------- --------------- -----------
   Craig D. Harlen       0       $0        80,746       $446,417
   H. Alan Dahlbach      0        0        46,032        280,540
   Mark R. Sanders       0        0        46,032        280,540
   John D. Yokley        0        0        29,974        173,558
   Steven W. Gampp       0        0        46,032        280,540

(/1/The)options outstanding at June 30, 1995 are not exercisable before December 1, 1996. The value shown is based on the closing price of $10.125 per share for the Common Stock on June 30, 1995.

EMPLOYMENT AGREEMENTS

  On December 1, 1994, the Company entered into an employment agreement (the "Harlen Agreement") with Craig D. Harlen to serve as the Company's President and Chief Executive Officer. The Harlen Agreement provides for an annual base salary of $250,000 (which was increased to $257,500 effective July 1, 1995) and is automatically extended for successive twelve month periods unless Mr. Harlen or the Company gives 90 days written notice of its intention not to renew the Harlen Agreement. Mr. Harlen's base salary for each successive fiscal year is determined by the Compensation Committee of the Board, but shall not be less than the base salary paid to Mr. Harlen in the previous fiscal year. If the Company does not extend the Harlen Agreement or terminates the Harlen Agreement without cause, the Company is obligated to pay, in addition to accrued compensation, severance compensation equal to Mr. Harlen's existing base salary in equal semi-monthly installments over the following twelve months until paid in full. If the Harlen Agreement is terminated by reason of a change in control (as defined below), the Company is obligated to pay, in addition to accrued compensation, severance compensation of up to three times the sum of (a) Mr. Harlen's existing base salary and (b) the average of the incentive bonuses paid to Mr. Harlen for the two most recent fiscal years of the Company preceding the date of termination. The severance compensation payable upon a change in control is payable in equal semi-monthly installments over the following thirty-six months until paid in full, or, at Mr. Harlen's election, is payable by a lump sum payment equal to the present value of the such cash payments. In no event, however, shall such severance compensation exceed the amount that the Company may deduct for federal income tax purposes by virtue of Section 280G of the Internal Revenue Code of 1986, as amended, or any successor provision. In addition, the Harlen Agreement provides for certain payments in the event of death or disability, and for the continuation of medical and other benefits programs for a period of 18 months in the event of Mr. Harlen's disability. The Harlen Agreement also contains non-competition and confidentiality provisions.

  On December 1, 1994, the Company entered into employment agreements with each of H. Alan Dalbach, Mark R. Sanders, Steven W. Gampp, Larry C. Dearing and John D. Yokley. Each of these employment agreements contains annual base salary, term, renewal, severance compensation in the event of non-renewal or termination with or without cause, change of control, death and disability benefit and non-competition and confidentiality provisions as described above with respect to the Harlen Agreement. Effective July 1, 1995, these employment agreements provide for annual base salaries in the aggregate amount of $816,790 per year. The compensation paid to each of the employees under his employment agreement for the three fiscal years ended June 30, 1995 is listed in the Summary Compensation Table.

  For the purposes of the above employment agreements, a change in control occurs (i) if any person other than the Company or WPG or its affiliates acquires 40% or more of the outstanding Voting Shares of the Company, (ii) if any merger, share exchange, issuance of capital stock, tender offer or similar transaction results in the existing stockholders owning fewer than 50% of the outstanding Voting Shares after the transaction, (iii) upon a sale, lease or exchange of substantially all of the Company's assets other than a sale/leaseback or similar financing transaction, or (iv) upon the adoption of a plan for the liquidation or dissolution of the Company. A change of control also occurs if, following any of the foregoing events, there is a substantial change in the executive's duties, a reduction in his salary or benefits, a relocation of the executive to an office other than his current office, an uncured material breach by the Company of the agreement, a failure to obtain the assumption of the agreement by any successor of the Company, or a failure of the executive and the Company or its successor to negotiate a mutually agreeable amendment to the current employment agreement or a new employment agreement within 90 days after the change in control of the Company.

  The transactions contemplated by the Merger Agreement will result in a change of control of the Company, as defined by the above agreements.

STOCK INCENTIVE PLANS

  In May 1988, the Company adopted an Employee Stock Option Plan (the "1988 Plan") to provide long-term incentives and rewards to the Company's officers and employees. Under the 1988 Plan, options to acquire up to 300,000 shares of Common Stock were authorized (as adjusted for the 1:6 reverse stock split in December 1994). In 1994, the Company adopted the 1994 Employee Stock Incentive Plan (the "1994 Plan") to provide long-term incentives and rewards to the Company's officers and employees. Under the 1994 Plan, options to acquire up to 300,000 shares of Common Stock were authorized (as adjusted for the 1:6 reverse stock split in December 1994). Both the 1988 Plan and the 1994 Plan are administered by the Compensation Committee of the Board of Directors.

  Under the 1988 Plan and the 1994 Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended ("ISOs"), and nonqualified stock options ("NSOs"). ISOs may be granted at exercise prices that are not less than the fair market value of the Common Stock at the date of grant, except that the exercise price of ISOs granted to any person who owns more than 10% of the outstanding Common Stock must be at least 110% of the fair market value on the date of grant. NSOs can be granted at exercise prices at or below the fair market value of the Common Stock on the date of grant.

  The exercise price of an ISO or NSO may be paid with cash, shares of Common Stock or recourse promissory notes at the option of the Compensation Committee. The 1988 Plan and the 1994 Plan also provide for the grant of SARs. An SAR permits the participant to surrender a specified portion of his options in exchange for a payment representing the unrealized appreciation of those options. No SARs have been granted under either of the plans. Each of the plans also provides for supplemental bonuses granted at the discretion of the Compensation Committee designed to offset all or part of the tax liability incurred by participants who exercise ISOs or NSOs. The supplemental bonus may not exceed the participant's tax liability arising from the exercise.

  At June 30, 1995, (i) NSOs had been granted for an aggregate of 236,887 shares of Common Stock to 42 officers and employees, and NSOs had been exercised to purchase 63,111 shares of Common Stock in prior fiscal years and
(ii) ISOs had been granted for an aggregate of 260,834 shares of Common Stock to 49 officers and employees, all of which remained unexercised.

  As a result of the Offer, each holder of an outstanding option to purchase Voting Shares under the 1988 Plan and the 1994 Plan shall be entitled to exercise, subject to the consummation of the Offer, his or her options, in order to tender such Shares in the Offer. In the event the Offer is not completed, such options will remain outstanding but unexercised.

DIRECTOR COMPENSATION AND DIRECTOR STOCK OPTION PLAN

  Each non-employee director of the Company, other than directors associated with WPG, receives an annual retainer of $35,000. Directors receive no separate compensation for service on any committee of the Board of Directors. All directors receive reimbursement for travel and other expenses directly related to activities as directors.

  In November 1994, the Company adopted the Nonemployee Director Stock Option Plan (the "Director Plan"), covering an aggregate of 50,000 shares of Common Stock (adjusted for the reverse stock split in December 1994). Qualified non-employee directors are eligible to receive grants of NSOs to purchase 4,167 shares of Common Stock on the date when service as a director commences, and to receive NSOs for an additional 167 shares of Common Stock for each full fiscal year of service as a director. All options to nonemployee Directors are fully exercisable six months after the date of the grant. During the twelve months ended June 30, 1995, Governor Andrus was granted an option to purchase 4,167 shares of Common Stock at an exercise price of $8.50. Such option expires on January 3, 2005.

  As a result of the Offer, each holder of an outstanding option to purchase Voting Shares under the Director Plan will be entitled to exercise, subject to the consummation of the Offer, his or her options, in order to tender such Shares in the Offer. In the event the Offer is not completed, such options will remain outstanding but unexercised.

  Messrs. Land and Pfister are principals of WPG, which is a limited partner of a company that provides management and financial consulting services to the Company. See "--Compensation Committee Interlocks and Insider Participation."

  Pursuant to the Merger Agreement, Mr. Harlen and Governor Andrus have agreed to resign as a Directors of the Company upon the Effective Date (as defined in the Merger Agreement). The Company will pay Governor Andrus the unpaid balance of his retainer for his remaining two year term as a Director on or prior to the Effective Date. The Company will not grant any additional options to purchase Common Stock to Governor Andrus. Mr. Harlen will not receive any consideration for his resignation as a Director, but will be entitled to severance compensation as provided for in the Harlen Agreement. See "Executive Compensation--Employment Agreements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company has appointed Messrs. Lang and Pfister as members of the Compensation Committee and the Audit Committee. Neither Messrs. Lang or Pfister is or has been an officer or employee of the Company or any subsidiary. The Company has no Compensation Committee interlocks.

  The Company and Weiss, Peck & Greer CDA, L.P. ("WPG-CDA") have entered into an agreement under which WPG-CDA provides management and financial consulting services to the Company for an annual fee of

$250,000, plus expenses. WPG is a limited partner of WPG-CDA, and Messrs. Lang and Pfister are principals of WPG. The Company paid WPG-CDA $259,000 in fees and related expenses during fiscal 1995 for such services.

DIRECTORS AND OFFICERS' INDEMNIFICATION

  Pursuant to the Merger Agreement, the Company must indemnify and hold harmless, and after the Effective Date, the Parent and the Surviving Corporation (as defined in the Schedule 14D-9) must indemnify and hold harmless, each present employee, agent, director or officer of the Company and the Company's subsidiaries (the "Indemnified Parties") (a) with respect to any losses, claims, damages, liabilities, costs and expenses, including reasonable attorneys' and expert witness fees, arising out of or pertaining to any action or omission occurring prior to the Effective Date (including any which arise out of or pertain to the transactions contemplated by the Merger Agreement) and (b) as provided in their respective charters or by-laws in effect at the date hereof (to the extent consistent with applicable law), which provisions will survive the Merger and will continue in full force and effect for a period of not less than five years from the Effective Date. In the event any claim or claims (a "Claim or Claims") are asserted or made pursuant to the preceding sentence within such five-year period, all rights to indemnification in respect of any such Claim or Claims shall continue until disposition of any and all such Claims. In the event that a claim is asserted against any Indemnified Party with respect to any matter to which the indemnities contained in this section relate, the Indemnified Party shall give prompt written notice to the Surviving Corporation setting forth in reasonable detail the basis for such claim for indemnification. The Surviving Corporation has the right, at its election, to take over the defense or settlement of such claim at its own expense by giving prompt notice to that effect to the Indemnified Party. If the Surviving Corporation has assumed the defense of any Claim, the Surviving Corporation is authorized to consent to a settlement of, or the entry of any judgment arising from, any such Claim, without the prior written consent of the Indemnified Party; provided, however, that a condition to any such settlement will be a complete release of the Indemnified Party with respect to such Claim. If the Surviving Corporation does not, within thirty days after receipt of the Indemnified Party's notice of Claim, (x) give such notice to take over the defense of such Claim and proceed to defend the Claim or (y) object to such Claim in writing to the Indemnified Party, then the Indemnified Party will have the right to undertake the defense of such Claim and the Surviving Corporation will pay to the Indemnified Party the reasonable fees and expenses of its counsel. The Surviving Corporation will not be liable for any settlement effected without its consent, which consent will not be unreasonably withheld. The Indemnified Party will at all times have the right, at its option and expense, to participate fully in, but not to control, any such defense. Without limiting the foregoing, the Company and, after the Effective Date, the Surviving Corporation, to the extent permitted by applicable law, will periodically advance reasonable expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided the person to whom the expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In the event that within five years from the Effective Date the Surviving Corporation consolidates or merges with or into any other person or transfers all or substantially all of its assets to any person and such person surviving such consolidation or merger or to which such assets have been transferred is not a Delaware corporation, the Surviving Corporation will enter into an agreement pursuant to which such person must agree to provide indemnification substantially equivalent to that required of the Company hereunder.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The table below sets forth, as of June 30, 1995 (except as otherwise noted), information regarding the beneficial ownership of (i) the Company's voting and non-voting securities by each person known by the Company to own beneficially more than five percent of any class of the Company's voting securities; (ii) the Company's equity securities owned by each director and the Named Executive Officers of the Company; and (iii) all of the executive officers and directors of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of its capital stock listed below have sole investment and voting power as to such shares.

                                                                       CLASS A                       CLASS B
                                 COMMON STOCK                      PREFERRED STOCK               PREFERRED STOCK
                           BENEFICIAL OWNERSHIP(/1/)          BENEFICIAL OWNERSHIP(/1/)     BENEFICIAL OWNERSHIP(/1/)
                           ---------------------------------- -------------------------     -------------------------
    NAME AND ADDRESS          NUMBER              PERCENT        NUMBER         PERCENT        NUMBER         PERCENT
    ----------------       ---------------      ------------- -------------  -------------  ------------   -------------
PRINCIPAL STOCKHOLDERS:
Weiss, Peck & Greer,
 L.L.C...................        4,614,281(/2/)        57.1%              0              *              0               *
and Affiliated Persons
 One New York Plaza
 New York, New York 10004
Glenbrook Partners.......          563,000              7.0%          4,000            1.4%             0               *
 P.O. Box 12219
 Zephyr Cove, Nevada,
  89448
Indosuez CM II, Inc. ....          633,105(/3/)         7.8%              0              *              0               *
Les Lieberman............          456,063(/4/)         5.3%              0              *              0               *
 c/o Banque Indosuez
 1211 Avenue of the
  Americas
 New York, New York 10036
DIRECTORS:
Craig D. Harlen..........           87,031(/5/)         1.1%              0              *              0               *
Mark R. Sanders..........           46,199(/5/)       *                   0              *              0               *
Cecil D. Andrus..........            4,500(/5/)       *                   0              *              0               *
 c/o Nu-West Industries,
  Inc.
 3010 Conda Road
 Soda Springs, Idaho
  83276
Wesley W. Lang...........            1,166(/6/)       *                   0              *              0               *
Peter B. Pfister.........              389(/6/)       *                   0              *              0               *
 One New York Plaza
 New York, New York 10004
NAMED EXECUTIVE OFFICERS:
H. Alan Dahlbach.........           46,199(/7/)       *                   0              *              0               *
John D. Yokley...........           32,132(/7/)       *                   0              *              0               *
Steven W. Gampp..........           46,032(/7/)       *                   0              *              0               *
 c/o Nu-West Industries,
  Inc.
 8400 East Prentice
  Avenue, Suite 1320
 Englewood, Colorado
  80111
Executive Officers and
 Directors as a Group
 (11 Persons)............          359,546(/8/)         4.3%              0              *              0               *

--------
*  Less than one percent.

(1) A person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of, or to direct the disposition of, such security. A person is also deemed to be the beneficial owner of a security over which he has the right to acquire either voting power or investment power within 60 days, either through the exercise of a warrant or option or the conversion of a convertible security. More than one person may be deemed to be a beneficial owner of the same securities, and a person maybe deemed to be a beneficial owner of securities that he may not vote.
(2) Includes 2,488,005 shares of Common Stock held by WPG Corporate Development Associates II, L.P. Liquidating Trust U/T/A dated December 31, 1993 ("CDA II"), 880,563 shares of Common Stock held by Weiss, Peck & Greer Venture Associates, L.P. Liquidating Trust U/T/A dated December 30, 1994 ("WPGVA"), 1,027,714 shares of Common Stock held by WPG Corporate Development Associates III, L.P. ("CDA III"), and 217,999 shares of Common Stock held by WPG Corporate Development Associates III (Overseas) Ltd. ("Overseas, Ltd."). See "Executive Compensation--Compensation Committee Interlocks and Insider Participation." Does not include shares held by Messrs. Lang and Pfister--see Note 7 below. On August 9, 1995 CDA II, WPGVA, CDA III and Overseas Ltd. executed Irrevocable Proxies appointing employees of the Parent as proxy and attorney-in-fact with respect to these shares of Common Stock. See "Change of Control."
(3) Consists of 633,105 Non Voting Shares issued upon the exercise of warrants issued by the Company on November 2, 1993 in connection with the Recapitalization Plan.
(4) Consists of 456,063 shares issuable upon exercise of warrants issued by the Company on November 2, 1993 in connection with the Recapitalization Plan to Indosuez CM II, Inc. and subsequently transferred to Mr. Lieberman.
(5) Includes shares issuable under options granted by the Company in the following amounts: Mr. Harlen--80,746; Mr. Sanders--46,032; Governor Andrus--4,167.
(6) Messrs. Lang and Pfister are principals of WPG and Mr. Lang is a managing partner of WPG CDA III, L.P. WPG is the sole trustee of CDA II and WPGVA; WPG CDA III, L.P. is the general partner of CDA III. Another principal of WPG is a director of Overseas, Ltd. Messrs. Lang and Pfister each disclaim beneficial ownership of the shares held by CDA II, WPGVA, CDA III and Overseas, Ltd., except to the extent of his own beneficial ownership interest (direct or indirect) therein. Accordingly, the shares set forth as beneficially owned by Messrs. Lang and Pfister exclude 2,488,005 shares of Common Stock held by CDA II, 880,563 shares of Common Stock held by WPGVA, 1,027,714 shares of Common Stock held by CDA III, and 217,999 shares of Common Stock held by Overseas, Ltd.--see Note 2 above.
(7) Includes shares issuable under options granted by the Company in the following amounts: Mr. Dahlbach--46,032; Mr. Yokley--29,974; Mr. Gampp-- 46,032.
(8) Includes 342,214 shares issuable under options granted by the Company.

  As of June 30, 1995, there were 8,086,363 Shares issued and outstanding, including 7,453,174 Voting Shares and 633,106 Non-Voting Shares, 290,000 shares of non-voting Class A Preferred Stock and 344 shares of non-voting Class B Preferred Stock issued and outstanding. The holders of Voting Shares are entited to one vote per Voting Share.

                               CHANGE OF CONTROL

  Pursuant to Irrevocable Proxies dated August 9, 1995, CDA II, WPGVA, CDA III and Overseas, Ltd. (collectively, the "Committing Stockholders") have agreed to tender the 4,614,281 shares owned by them, constituting approximately 57% of the outstanding Common Stock and approximately 62% of the outstanding Voting Shares, in the Offer and have appointed employees of the Parent as proxy and attorney-in-fact (with full power of substitution) (i) to call a special meeting of stockholders of the Company to consider the Merger and (ii) to vote (or, at their discretion, execute a written consent with respect to) with or without the other, all the voting securities of the Company owned by them ("Covered Shares") (A) in favor of the Merger and adoption of the Merger Agreement and (B) against any business combination proposal or other matter that may interfere or be inconsistent with the Merger or the Merger Agreement (including, without limitation, any Acquisition Proposal (as defined in the Merger Agreement)), at any meeting of stockholders of the Company (or consent in lieu thereof) and any adjournment or adjournments thereof. The Committing Stockholders have agreed not to sell or otherwise transfer or dispose of any of the Covered Shares unless the following conditions are met: (i) prior written notice of the Irrevocable Proxies is given to the transferee and the transferee agrees that the shares transferred will remain subject to the Irrevocable Proxies and, in connection therewith, executes and delivers to the Parent a proxy covering such shares in form and substance satisfactory to the Parent, which proxy shall be in substantially the form of the Irrevocable Proxies; or (ii) the transfer is to the Parent or its designee pursuant to the Offer. The Irrevocable Proxies will terminate automatically on the earliest to occur of
(i) the Effective Date, (ii) termination of the Merger Agreement pursuant to
Section 9.1 thereof (including a termination by the Company upon a determination by its Board of Directors that it has a duty in the proper discharge of its fiduciary responsibilities to accept, recommend or take no position with respect to an Acquisition Proposal) or (iii) amendment of the Merger Agreement with respect to the Offer Price to be received upon consummation of the Merger or the Offer.

  Pursuant to the Merger Agreement, the Purchaser has commenced the Offer to purchase the Shares, as more fully described in the Offer to Purchase and the
Schedule 14D-9. The total amount of funds required by the Purchaser, Agrium U.S. and the Parent to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $100 million. The Purchaser intends to obtain the funds required by it from capital contributions and/or loans from the working capital of Parent and Agrium U.S.

                                 EXHIBIT INDEX

  EXHIBIT
    NO.
  -------
 Exhibit 1 Agreement and Plan of Merger, dated as of August 9, 1995, by and among Nu-West Industries, Inc., Agrium Inc. and Agrium Acquisition
           Corporation.

 Exhibit 2 Joint Press Release issued by Nu-West Industries, Inc. and Agrium
           Inc.


 Exhibit 3 Opinion of PaineWebber Incorporated, dated August 8, 1995. Filed herewith as Annex I.

 Exhibit 4 Irrevocable Proxies, dated August 9, 1995, from WPG Corporate
           Development Associates III (Overseas), Ltd., Weiss, Peck & Greer
           Venture Associates, L.P. Liquidating Trust, U/T/A dated December 30,
           1994, WPG Corporate Development Associates III, L.P. and WPG
           Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993.
           Letter to Stockholders of Nu-West Industries, Inc. dated August 16,

 Exhibit 5 1995.